

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 15, 2009

<u>Via U.S. mail and facsimile</u>

Mr. James B. Flaws
Vice Chairman & Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

      RE: Form 10-K for the fiscal year ended December 31, 2008
               Form 10-Q for the period ended March 31, 2009
                  File No. 1-3247

Dear Mr. Flaws:

      We have reviewed your response letter dated July 7, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

2. We note your response to prior comment 3. As previously requested, please help us understand how you determined that it is appropriate to account for these precious metals as assets with indefinite useful lives rather than as part of the salvage value of your production equipment. In this regard, specifically address the following:
    - Identify the accounting literature that led you to determine it is appropriate for these tangible assets to have an indefinite useful life. In this regard, we note that you are currently using a shrinkage approach which results in the recording of a uniform expense as the precious metal is utilized in the production process;
    - Tell us what consideration you gave to including the value of these precious metals in your estimated salvage value, with the salvage value based on price levels in effect when the asset is acquired and then periodically reviewed and revised to recognize downward changes in value, as necessary, in accordance with the change in accounting estimate guidance of SFAS 154; and
    - Please also tell us what consideration you gave to the guidance provided in Section 2140.8 of the AICPA's Technical Questions and Answers regarding the valuing of precious metals inventory used in manufacturing applications.

3. Please provide us with the following additional information regarding the glass melting equipment which is coated with or constructed of precious metals:
    - It appears that this glass melting equipment consists of multiple components including precious metals. Please describe each of the components included in the glass melting equipment as well as the corresponding useful lives of each component. In order for us to understand the significance of each component, please tell us the dollar amount recorded related to each of these components as of December 31, 2008 and March 31, 2009 as well as the total dollar amount of all components; and
    - Significant components of the melting equipment must be rebuilt in order for the equipment to function properly. Please tell us what types of costs are incurred when the equipment is rebuilt and whether these costs are capitalized or expensed as incurred. For each of the three years ended December 31, 2008 and the three months ended March 31, 2009, please tell us the total amount of costs incurred in rebuilding the equipment and identify the portion of this total which were capitalized and expensed.

4. Your response to comment 2 in your letter dated June 15, 2009 states that you do not believe separate disclosure provides an investor with additional meaningful information because precious metals are part of the equipment used for operations and can only be removed by stopping production. You further believe that separate disclosure may lead readers of the financial statements to the inaccurate conclusion that these assets can somehow be separated from the production equipment and monetized currently. Notwithstanding these concerns, given the significance of your precious metals, we continue to believe that you should disclose the amount of precious metals recorded in equipment as of the end of each period. Additional clarifying information provided in your filing can sufficiently convey to readers how you utilize these metals in your production process and your inability to currently monetize them. In addition, a full discussion of your accounting for these assets appears necessary for a reader's full understanding of these assets and their impact on your financial statements. Please advise or revise your disclosures accordingly.

5. Please provide us with the following additional information regarding your rhodium and platinum precious metals:
    *   Please quantify both by dollar and ounces the amount of rhodium and platinum held at December 31, 2007, December 31, 2008, and March 31, 2009 and their weighted average historical cost as of the end of each period;
    *   For the last fifteen years, please provide a yearly breakdown of the amount of rhodium and platinum purchased in ounces and in total dollars and the respective average yearly cost of each precious metal; and
    *   Please address the significant declines in the market price of rhodium and platinum in recent years. Your list of events and circumstances that may be indicative of impairment includes a significant decrease in the market price of an asset. Please clarify whether significant decreases in the market price of precious metals would be considered triggering events under SFAS 144. If not, address why not.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief